Exhibit (a)(5)(2)
Biogen Idec Media:
Jennifer Neiman, 617-914-6524
Senior Manager, Public Affairs
Biogen Idec Investor Relations:
Eric Hoffman, 617-679-2812
Director, Investor Relations
BIOGEN IDEC COMMENCES TENDER OFFER FOR FACET BIOTECH
— Offers to Acquire All Outstanding Shares of Facet for $14.50 Per Share in Cash —
Cambridge, MA, September 21, 2009 — Biogen Idec Inc. (NASDAQ:BIIB) announced today that FBC Acquisition Corp., its wholly owned subsidiary, has commenced a tender offer to acquire all of the outstanding shares of Facet Biotech Corporation (NASDAQ:FACT) for $14.50 per share in cash, in furtherance of its previously announced acquisition proposal. The tender offer is scheduled to expire at 12:00 midnight, ET, on October 19, 2009, unless extended or terminated.
The tender offer follows a written proposal made by Biogen Idec to Facet Biotech’s Board of Directors on September 4, 2009 to acquire all of the outstanding shares of Facet Biotech in a negotiated transaction. Biogen Idec’s all-cash offer represented a premium of approximately 64% over the $8.82 per share closing price of Facet Biotech’s common stock on September 3, 2009, the last trading day before Biogen Idec publicly announced its acquisition proposal. In light of the rejection of the proposal by Facet Biotech’s Board of Directors on September 8, 2009 and its refusal to discuss a business combination of the two companies on the terms proposed, Biogen Idec has decided to present its offer directly to Facet Biotech’s stockholders.
“We believe this proposed transaction makes compelling business sense for both Facet Biotech and Biogen Idec and is in the best interests of our respective stockholders,” said Biogen Idec’s President and Chief Executive Officer James C. Mullen. “Our $14.50 per share, all-cash offer ascribes meaningful and appropriate value to Facet Biotech and represents an extremely attractive opportunity for Facet Biotech’s shareholders to realize today the future value of their company. In addition, we believe the transaction would enable the important multiple sclerosis and solid tumor clinical programs that the companies have been working on in collaboration for nearly four years to have the best chance of reaching the market and improving patients’ lives.”
In commencing the tender offer, Biogen Idec today also sent a letter to the Board of Directors of Facet Biotech addressing several statements in Facet Biotech’s letter and press release of September 8, 2009 in which it rejected Biogen Idec’s $14.50 per share, all-cash offer. Among other things, Biogen Idec’s letter explains that, on the basis of Facet Biotech’s own disclosures, Facet Biotech’s available cash is considerably below the Biogen Idec offer price when the following factors are included in the analysis: Facet Biotech’s cash burn rate of $8 million per month for the remainder of 2009; the $30 million in cash spent as part of the Trubion collaboration, as well as future development costs and milestone payments under the terms of that agreement; Facet Biotech’s total lease obligations of approximately $208 million on an undiscounted basis, as well as additional obligations of nearly $19 million; and, inclusion of shares underlying Facet Biotech’s outstanding options. Biogen Idec’s letter also points out, contrary to Facet Biotech’s assertions, that because Facet Biotech’s net cash per share is considerably below Biogen Idec’s offer price, the offer ascribes meaningful value to daclizumab, which Biogen Idec is jointly developing for the treatment of relapsing multiple sclerosis, additional programs in its pipeline, its technology platform, related milestone payments, and synergies. The letter sent today to Facet Biotech’s Board of Directors follows below:
September 21, 2009
Facet Biotech Corporation
Board of Directors
c/o Faheem Hasnain, President and Chief Executive Officer
1500 Seaport Boulevard
Redwood City, CA 94063
Dear Faheem:
Biogen Idec is today commencing a tender offer to acquire all of the outstanding shares of Facet Biotech Corporation for $14.50 per share in cash. As you know, we have repeatedly expressed our interest in discussing with Facet Biotech’s Board of Directors and management team the potential acquisition of Facet Biotech by Biogen Idec in a negotiated transaction, but have been told that Facet Biotech has no interest in discussing a potential transaction on the terms we proposed. In light of the rejection of the proposal by Facet Biotech’s Board of Directors on September 8, 2009, we are presenting our $14.50 per share, all-cash offer directly to Facet Biotech’s stockholders.
In commencing this tender offer, we would like to address for the record certain of the assertions you made through the September 8, 2009 letter and press release rejecting our offer, as well as in subsequent communications to the investment community.
First, Facet Biotech has stated inaccurately that Biogen Idec’s $14.50 per share proposal “represents only the cash on [Facet Biotech’s] balance sheet and fails to attribute any value to daclizumab, or to the rest of [Facet Biotech’s] R&D pipeline and platform.” Specifically, Facet Biotech asserts that its cash balance as of June 30, 2009 represents a per share cash value of approximately $15.11. In fact, Facet Biotech’s available cash is considerably below our offer price of $14.50 per share when the following factors are accounted for:
•	In public statements, Facet Biotech has estimated that it will use approximately $80 million in cash in 2009 and indicated that about $32 million had already been spent through June 30, 2009. This implies that the monthly cash usage is about $8 million for the rest of 2009. Each month that passes is another month in which Facet Biotech’s cash balance decreases.

•	Facet Biotech also recently spent $30 million in cash as part of its Trubion collaboration, in addition to committing to funding future development costs and milestone payments, which it has since confirmed are not included in its estimated $80 million per year cash expenditure rate. This new collaboration obligation represents a significant cash burden to Facet Biotech.
•	Facet Biotech also has significant lease and other obligations. As you recently disclosed, Facet Biotech has total lease obligations on an undiscounted basis of approximately $208 million. Facet Biotech’s most recent Quarterly Report discloses additional obligations totaling over $12 million related to manufacturing, post retirement benefits, and other obligations.
•	Facet Biotech has referred to its cash per share using shares outstanding as of July 31, 2009, but this overstates the amount because it does not reflect the shares underlying outstanding options.
When these factors are included in the per share cash analysis, the available cash is significantly below the reported June 30, 2009 balance.
Second, Facet Biotech claims that Biogen Idec’s proposal does not reflect the value of daclizumab, additional programs in its pipeline, its technology platform, related milestone payments, and synergies. However, the fact that Facet Biotech’s net cash per share is considerably below our offer price means that Biogen Idec’s proposal does ascribe meaningful value for these operating assets. Further, Biogen Idec’s $14.50 offer represents a 64% premium over the $8.82 per share closing price of Facet Biotech on September 3, 2009.
Third, Facet Biotech suggests that “the significance of the [interim futility analysis regarding daclizumab] has not been fully appreciated by the investment community.” In fact, Facet Biotech’s stock price increased approximately 13% on the day following the announcement regarding the interim futility analysis and 27% from that day to the day prior to the announcement of the Trubion collaboration, evidencing a significant appreciation for the futility analysis findings in the market.
Fourth, Facet Biotech suggests that it only entered into the Trubion collaboration “after concluding that it was a positive for [Facet’s] stockholders and was likely to be a positive synergistic opportunity for Biogen Idec as well.” We believe that our view that the Trubion collaboration is value destructive has been corroborated by the fact that Facet Biotech’s stock price dropped 22% in the five trading days following the announcement of the Trubion collaboration and prior to Biogen Idec’s proposal.
Finally, Facet Biotech has disclosed that it expects its cash balance to be completely depleted by the end of 2012, despite the fact that the company will have significant remaining obligations and the need to continue funding its clinical programs, including importantly, the clinical programs in which it is partnered with Biogen Idec.

Biogen Idec’s proposal represents an extremely attractive opportunity for Facet Biotech’s shareholders to receive today the future value of the company. We continue to urge you to engage in discussions with us so that we may reach a definitive merger agreement.
Sincerely,
/s/ James C. Mullen
President and Chief Executive Officer
Biogen Idec’s tender offer is not subject to any financing condition or approval by Biogen Idec stockholders. The offer is conditioned upon Facet Biotech’s stockholders having validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares representing, together with the shares owned by Biogen Idec, at least a majority of the total voting power of all of the outstanding shares of Facet Biotech entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis, among other conditions. The complete terms and conditions of the tender offer are described in the Offer to Purchase and related Letter of Transmittal that Biogen Idec will file today with the U.S. Securities and Exchange Commission (SEC). Facet Biotech stockholders may obtain copies of these documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer at (877) 800-5186.
Biogen Idec has engaged Leerink Swann LLC as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel in connection with the proposed transaction.
About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.
Statement on Cautionary Factors
Any statements made in this press release that are not statements of historical fact, including statements about Biogen Idec’s beliefs and expectations, including Biogen Idec’s proposed acquisition of Facet, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
Although Biogen Idec believes that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: Biogen Idec’s ability to successfully complete the tender offer for Facet shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the failure of any of the conditions to Biogen Idec’s tender offer to be satisfied; and other factors described generally in Biogen Idec’s periodic reports filed with the Securities and Exchange Commission. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Important Additional Information
The information in this press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Facet. The description of the tender offer contained in this press release is not intended to be a full or detailed description of the terms or conditions of the tender offer. Facet stockholders are urged to read the disclosure documents that will be filed later today with the SEC, including the tender offer statement, regarding the tender offer because they will contain important information. Stockholders may obtain the disclosure documents (when they are available), and any other documents relating to the tender offer that are filed with the SEC, at no charge at the SEC’s website at www.sec.gov or by directing a request to Innisfree M&A Incorporated, the information agent for the tender offer.
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